                                                                       Exhibit 1
                                                                       ---------

                      Excerpts from October 26, 1998 Proxy
                   Statement of Chock Full O'Nuts Corporation

                  EXECUTIVE COMPENSATION AND TRANSACTIONS WITH
                   DIRECTORS, OFFICERS AND PRINCIPAL HOLDERS

          The following information is furnished with respect to each of the five highest compensated executive officers of the Company who were executive officers of the Company at any time during the fiscal year ended July 31, 1998:

                               COMPENSATION TABLE

                                                                        Annual Compensation
                    Name and                  Fiscal                                          Other Annual
               Principal Position              Year        Salary           Bonus             Compensation
                                                                                                  (a)
Marvin I. Haas                                 1998         $268                                  $20
  President and                                1997          269             $205
  Chief Executive Officer                      1996          269
Howard M. Leitner                              1998          222                                   20
  Senior Vice President and                    1997          221               84
  Chief Financial Officer                      1996          222
Thomas Donnell                                 1998          170               34                   5
Officer of Cain's Coffee Company               1997          163               65
  President and Chief Executive                1996          167               52
Martin J. Cullen                               1998          184                                   20
  Vice President, Secretary                    1997          183               45
  and Treasurer                                1996          186
Anthony Fazzari                                1998          172                8                  11
  Senior Vice President - Retail               1997          170               50
  Sales and Marketing                          1996          175               28                ----

(a) Perquisites include use of corporate automobiles (ranging from $1,000 and $10,000) and life insurance (ranging between $2,000 and $10,000).

          On August 5, 1998, the Company entered into employment agreements with Marvin I. Haas, Howard M. Leitner and four other officers. The agreements are effective in the event of a change in control (as defined) and provide, among other matters, for a term of three years beginning immediately after the change in control and for base salary, bonus and other employee benefits at amounts existing immediately prior to the change in control.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

          The following table sets forth certain information concerning options/SARs granted during fiscal 1998 to the named executives:

                               Individual Grants

                             Number of     % of Total
                             Securities   Options/SARs   Exercise               Grant Date
                             Underlying    Granted to    or Base                 Present
                            Options/SARs  Employees in    Price     Expiration    Value
     Name                     Granted     Fiscal Year    ($/Share)     Date       (1)(2)
Howard M. Leitner              8,000         15.1%        $6.94      12/11/02     $16,080
Thomas Donnell                 7,500         14.2%         6.94      12/11/02     $15,075
Anthony Fazarri                7,500         14.2%         6.94      12/11/02     $15,075

(1) Options are exercisable in three equal annual installments commencing one year after the date of grant.

(2) Grant date present value is determined using the Black-Scholes Model. The Black-Scholes Model is a complicated mathematical formula widely used to value exchange traded options. However, stock options granted by the Company to its executives differ from exchange traded options in three key respects; options granted by the Company to its executives are long-term, non-transferable and subject to vesting restrictions while exchange traded options are short-term and can be exercised or sold immediately in a liquid market. In this presentation, the Black-Scholes Model has been adapted to estimate the present value of the options set forth in the table, taking into consideration a number of factors, including the volatility of the Common Stock, its dividend rate, the term of the option and interest rates. Consequently, because the Black-Scholes Model is adapted to value the options set forth in the table and is assumption-based, it may not accurately determine present value. The actual value, if any, an optionee will realize will depend on the excess of the market value of the Common Stock over the exercise price on the date the option is exercised.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL
                           YEAR END OPTION/SAR VALUES

          The following table summarizes options and SARs exercised during fiscal 1998 and presents the value of the unexercised options and SARs held by the named executives at fiscal year end:

                                                                    Value of
                                                                   Unexercised
                                                                  In-the-Money
                                                  Number of       Options/SARs
                                                 Unexercised        at Fiscal
                           Shares              Options/SARs at      Year-End
                          Acquired             Fiscal Year-End   Exercisable (E)
                             on      Valued    Exercisable (E)    Unexercisable
        Name              Exercise  Realized  Unexercisable (U)        (U)
Marvin I. Haas                0         0         166,667 E         $93,750E
                                                   83,333 U         $46,875U
Howard M. Leitner             0         0          10,667 E
                                                   13,333 U
Thomas Donnell                0         0           6,667 E
                                                   10,833 U
Martin J. Cullen              0         0           6,667 E
                                                    3,333 U
Anthony Fazzari               0         0           6,667 E
                                                   10,833 U

          Restricted stock share holdings at July 31, 1998 from Mr. Leitner and Mr. Cullen amounted to 35,778 shares ($225,800) and 3,577 ($22,580), respectively. These shares are to vest ratably through 2001. The unvested portion of the shares are subject to forfeiture in the event the Company terminates employment for Cause (as defined) or the employee terminates employment for a reason (as defined) other than death, disability, retirement at or after normal retirement date or Good Reason and to accelerated vesting in the event of termination of employment by the employee for Good Reason, death, disability or retirement, or after a Change in Control (as defined).

          The Company has established a Benefits Protection Trust with State Street Bank and Trust Company (the "Trust Fund") and has contributed $700,000 thereto. The Trust Fund is to be used for litigation expenses incurred by Company employees, including all executive officers of the Company, in the event that after a change in control (as defined) the new management of the Company refuses to pay benefits under any employment contract or any employee benefit plan maintained by the Company. At the present time, the Company has no intention of making additional contributions to the Trust Fund.

          As compensation for their services, each independent director (i.e., a
                                                                         ---
director who is not also an officer or employee of the Company) is paid $16,000 annually in cash. Each independent director who is a member of the Audit Committee or the Compensation Committee is paid $1,000 for attendance at a meeting of the Committee on which he serves. The Company does not pay director fees to directors who are employees of the Company.

          Annual pension payments as of July 31, 1998 under the Company's defined benefit plan which would be payable for Messrs. Haas, Leitner, Donnell, Cullen and Fazzari (assuming normal retirement date) amount to approximately $30,000, $48,000, $17,000, $109,000 and $39,000, respectively.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

          The Compensation Committee's responsibilities include establishing the Company's policies governing compensation of officers and other key executives of the Company. The Committee's principal objective in setting such policies is to develop a program designed to attract and retain officers and other key executives critical to the success of the Company and to reward and motivate those executives for performance which enhances the profitability of the Company and creates value for its shareholders.

          To achieve these objectives, the Compensation Committee has developed a competitive, market-driven base salary program coupled with an annual incentive cash bonus plan geared toward performance. Base salaries, prior to bonus awards, for officers and key executives have been fixed at levels believed to be within a competitive range for comparable positions in comparable companies. The President and Chief Executive Officer can receive a bonus of from 25% to 90% of base pay dependent upon the achievement of certain targeted levels of earnings per share and a return on net assets at an agreed upon percent. The President and Chief Executive Officer of Cain's Coffee Company can receive a bonus of from 25% to 45% of base pay dependent upon a return on net assets at an agreed upon percentage of such company. The Senior Vice President and Chief Financial Officer can receive a bonus from 12.5% to 45% of base pay dependent upon the achievement of certain targeted levels of earnings per share and a return on net assets at an agreed upon percent. The Vice-President, Secretary/Treasurer can receive a bonus of from 8% to 30% of base pay dependent upon the achievement of certain targeted levels of earnings per share and a return on net assets at an agreed upon percent. The Senior Vice

President of Retail Sales and Marketing can receive a bonus of from 18% to 45% of base pay dependent upon sales volume, a return on net assets and operating profit at an agreed upon percent and levels. In addition, certain other officers and key executives can receive a bonus up to 45% of base pay based on specified levels of sales volume, margins, purchasing efficiencies, manufacturing plan expenditures, operating results, a return on net assets at an agreed upon percent and the achievement of certain targeted levels of earnings per share. Tying a significant portion of overall executive compensation to the achievement of performance objectives and thus making such bonus "at risk" is believed to align the financial interests of the participating executives with those of the Company and its shareholders. The bonus is only paid if the executive is employed as at the last day of the fiscal year. In addition, non-qualified stock options are also granted, from time to time, based upon long-term corporate objectives and individual circumstances. In determining long-term incentive grants, the Compensation Committee has set shareholder value creation as a priority. During fiscal 198, 23,000 non-qualified stock options were granted to the named executives. The incentive cash bonus program for fiscal 1998 is substantially the same as fiscal 1997 which was reviewed for the Compensation Committee by a senior external compensation consulting specialist and found to utilize accepted incentive compensation techniques, including quantifiable operating objectives that must be met to receive an incentive award and structures that tie awards directly to performance through sliding scale payout schedules that include performance thresholds and payout caps.

          The base salary levels for the President and Chief Executive Officer and all other officers and key executives are reviewed and approved by the Compensation Committee based upon competitive salary data developed for the Committee in consultation with a compensation specialist from a major New York law firm. This data includes salaries paid to the executives at comparable corporations and is affected by overall salary movement in the workplace, generally, and the food industry in which the Company operates. Salary changes are recommended to the Compensation Committee based upon a comparison between each executive's base pay and those of other companies of similar size in the food industry, the length of service of each executive and how well each executive has performed in relation to predetermined goals and other operational issues which may have arisen during the preceding year.

          Compensation for the Chief Executive Officer for 1998 was determined in accordance with the preceding factors. Mr.

Haas' compensation also reflected his inclusion in the incentive bonus program which can provide a substantial part of his overall potential compensation dependent upon the performance of the Company.

COMPENSATION COMMITTEE

JERRY COLUMBUS
HENRY SALZHAUER
R. SCOTT SCHAFLER
DAVID S. WEIL

                                  PENSION PLAN

          The Chock Full O'Nuts Corporation Pension Plan ("Plan") is a noncontributory defined benefit plan covering all non-union employees of the Company. Employees become eligible for membership in the Plan on the anniversary dates coinciding with or next following the date of attainment of age 20 1/2 and completion of six months of services. Participants become fully vested after 5 years of service. Prior thereto there are no benefits payable under the Plan.

          The Plan provides normal retirement benefits, reduced early retirement benefits and increased post-retirement benefits which are available at the employee's option. Benefits are payable in the form of a straight life annuity or a 50% joint and survivor annuity. At Normal Retirement (age 65) or Postponed Retirement (age 70), a participant receives an annual pension payable in equal monthly installments equal to 2% of his final 5 year average compensation times credited service to a maximum of 50% of the final 5 year average compensation. Credited service includes years of service rendered after reaching age 22. The years of credited service under the Plan at July 31, 1998 of Messrs. Haas, Leitner, Donnell, Cullen, and Fazzari are 8, 18, 4, 25, and 10, respectively.

          Marvin I. Haas and Howard M. Leitner are the Trustees of the Plan.

          The Company maintains a non-qualified, unfunded Supplemental Employee Retirement Plan ("SERP"), which covers those participants of the Plan whose benefits would otherwise be denied by reason of certain Internal Revenue Code limitations on qualified plan benefits. A participant in the SERP is entitled to a benefit equaling the difference between the amount of benefits the participant is entitled to without reduction

(limited to $130,000 at normal retirement) and the amount of benefits the participant is entitled to after the reduction (those payable under the Plan). The SERP provides for immediate funding in the event of a change in control (as defined) of the Company.

          The table below shows the estimated annual pension benefits at normal retirement age to an employee upon retirement under the Plan, taking into account the Company's SERP.

   Final
  Average
 Earnings   15 Years     20 Years     25 Years     30 Years     35 Years
----------  --------     --------     --------     --------     --------
$300,000
and higher   $78,000     $104,000     $130,000     $130,000     $130,000
$250,000      75,000      100,000      125,000      125,000      125,000
$200,000      60,000       80,000      100,000      100,000      100,000
$150,000      45,000       60,000       75,000       75,000       75,000
$100,000      30,000       40,000       50,000       50,000       50,000

                   401(k) CASH OR DEFERRED COMPENSATION PLAN

          The Company maintains a tax-qualified 401(k) cash or deferred compensation plan that covers certain employees who have completed one year of service and attained age 20. Participants are permitted, within the limitations imposed by the Internal Revenue Code, to make pre-tax contributions to the plan pursuant to salary reduction agreements. The contributions of the participants are held in separate accounts which are always fully vested.

                           DEFERRED COMPENSATION PLAN

          The Chock Full O'Nuts Deferred Compensation plan for certain key executives (the "Deferred Compensation Plan") became effective August 1, 1987. The purpose of the Deferred Compensation Plan is to supplement the pension benefits available to certain officers and key employees of the Company under the Chock Full O'Nuts Corporation Pension Plan and to further the growth in the earnings of the Company by offering long-term incentives to such officers and key employees who will be largely responsible for such growth. While the arrangement is considered unfunded for tax purposes, the Company and Wachovia Bank & Trust Company have entered into a grantor trust agreement establishing a trust fund to aid the Company in accumulating the amounts necessary to satisfy its liability for deferred compensation benefits. The assets of the trust will at all times be subject to the claims of the Company's creditors. The

Company will make contributions annually in an amount which will fully fund each covered executive's benefit as of his expected retirement, and will make payments of deferred compensation benefits to the extent the trust does not.

          Pursuant to the provisions of the Deferred Compensation Plan, the Compensation Committee of the Board shall determine those employees who shall be entitled to participate in the Deferred Compensation Plan and the amount of the supplemental benefits to be paid to any such participant. Upon such determination, such employee and the Company shall enter into a deferred compensation agreement which specifies the amount and rights of such participant to receive supplemental pension benefits.

          As of the date hereof there are no deferred compensation agreements outstanding under the Deferred Compensation Plan.

                         EMPLOYEE STOCK OWNERSHIP PLAN

          In November 1988, the Company's Board of Directors approved the Chock Full O'Nuts Corporation Employee Stock Ownership Plan ("ESOP") which is a noncontributory plan established to acquire shares of the Company's common stock for the benefit of all eligible employees. In January 1991, April 1991, May 1995, September 1995 and August 1997 the Company loaned the ESOP $325,000, $675,000, $500,000, $500,000 and $1,000,000, respectively, to be repaid in equal annual installments over eight years from the date of the loan with interest primarily at 9% and 10%. Each full-time employee of the Company who is not represented by a labor union is eligible to participate in the ESOP on the date which is one year after the date of his employment by the Company. All such participating employees are vested in those shares allocated to their specific accounts after a period of five years or in the event of a change in control (as defined). Shares are allocated to participant's accounts annually based upon the annual compensation (up to $160,000) earned by each participant. As the Company makes annual contributions to the ESOP, these contributions are used to repay the loans to the Company, together with accrued interest. Deferred compensation equal to the loans has been recorded as a reduction of stockholders' equity representing the Company's prepayment of future compensation expense. As contributions are made, common stock is allocated to ESOP participants and deferred compensation is reduced by the amount of the principal payment on the loans. Marvin I. Haas and Howard M. Leitner are the administrators of the ESOP.

          As of the date of this proxy statement a total of 4,740 shares, 4,608 shares, 1,831 shares, 6,236 shares and 5,667 shares of common stock were allocated to each of the accounts of Messrs. Haas, Leitner, Donnell, Cullen and Fazzari, respectively.

                       UNFUNDED DIRECTORS RETIREMENT PLAN

          The Board of Directors has adopted an Unfunded Directors Retirement Plan (the "Directors Plan") for directors who are not and never have been employees of the Company (the "Outside Directors"). Each Outside Director who retires from the Board with at least five full years of service as a director of the Company shall, at the latter of age 65 or on the date on which such director retires from the Board (the "Payment Date") receive for a period of 10 years from the Payment Date an annual cash benefit payment (the "Retired Director's Fee") equal to the regular annual director's fee in effect upon such director's retirement; provided, however, that if such director is terminated as a director following a change in control (as defined) the balance of such director's then current term shall be credited toward his five-year service requirement and in addition, the surviving spouse of any director who dies (in office or after retirement) after meeting the foregoing age and service requirements shall receive or continue to receive such director's benefits of the balance of the 10 year period during which the deceased director was entitled thereto, and payment of such Retired Director's Fee shall terminate upon the death of any such director and such director's surviving spouse. Benefits are currently being paid to the surviving spouses of two deceased directors. As of the date hereof, three Outside Directors meet the age and service requirements for the receipt of benefits in the event of their retirement.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth, as of September 30, 1998, the shares of the Company's Common Stock owned beneficially by the present directors and nominees of the Company individually and by all present directors, nominees and executive officers of the Company as a group:

Name of Beneficial
      Owner                Common Stock Beneficially Owned             Percent of Class
--------------------       -------------------------------             ----------------
Marvin I. Haas                     746,591(1)(7)                         6.8%(1)(7)
Howard M. Leitner                  447,958(1)(7)                         4.1%(1))(7)

Name of Beneficial
      Owner                Common Stock Beneficially Owned             Percent of Class
--------------------       -------------------------------             ----------------
Mark A. Alexander                      3,020(3)                             *
Norman E. Alexander                   46,179(4)                             *
Martin J. Cullen                      23,446(7)                             *
Stuart Z. Krinsly                      1,280(5)                             *
Henry Salzhauer                      127,175(6)                          1.2%
R. Scott Schafler                      3,182                                *
David S. Weil                          6,796                                *

All Directors and executive officers as
a group (17 persons), including the
above named persons 1,838,451(1)(2)(7) 16.7%(1)(2)(7)

* Less than 1% of class.

(1) Includes 389,100 shares owned by the Chock Full O'Nuts Corporation Pension Trust of which Marvin I. Haas and Howard M. Leitner are the Trustees. See "Pension Plan."

(2) Includes 800,078 shares owned by the Chock Full O'Nuts Corporation Employee Stock Ownership Plan of which Marvin I. Haas and Howard M. Leitner are the administrators. See "Employee Stock Ownership Plan".

(3) Includes 1,920 shares which would be received upon conversion of $15,000 of the Company's 5% Convertible Subordinated Debentures.

(4) Includes 44,884 shares owned by Galleon Syndication Corporation of which Norman E. Alexander owns 100% of the issued and outstanding capital stock.

(5) Represents shares which would be received upon the conversion of $10,000 of the Company's 8% Convertible Subordinated Debentures.

(6) Includes 6,075 shares which would be received upon the conversion of $50,000 of the Company's 7% Convertible Senior Subordinated Debentures.

(7) Includes for Messrs. Haas, Leitner and Cullen, respectively, 166,667, 10667 and 6,667 shares granted under stock option agreements which are currently exercisable.

          The following tables set forth, as of October 6, 1998, the shares of the Company's Common Stock owned beneficially by persons known to the Company to own more than five percent of the outstanding shares of Common Stock of the
Company:


Name and Address of Beneficial      Common Stock Beneficially       Percent
            Owner                             Owned                 of Class
------------------------------      -------------------------       --------
Chock Full O'Nuts
Corporation
Employee Stock
Ownership Plan
Chock Full O'Nuts
Corporation
370 Lexington Avenue
New York, New York 10017                      800,078(1)             7.4%(1)

Gabelli Funds, Inc.
One Corporate Center
Rye, New York 10580                         1,753,315(2)            15.3%(2)

Dimensional Fund Advisors, Inc.
1299 Ocean Avenue
11th Floor
Santa Monica, California 90401

                                              735,576(3)             6.8%(3)
The TCW Group, Inc.
865 South Figueroa Street
Los Angeles, California 90017
                                              823,588(6)             7.6%(4)

(1)  See "Employee Stock Ownership Plan".

(2) Includes 369,744 shares which would be received upon conversion of $3,043,000 of the Company's 7% Convertible Senior Subordinated Debentures and 222,919 shares which would be received on conversion of $1,741,000 of the Company's 8% Convertible Subordinated Debentures. This information has been confirmed to the Company by Gabelli Funds, Inc. on October 2, 1998.

(3) This information as of June 30, 1998 has been confirmed to the Company by Dimensional Fund Advisors, Inc. on October 6, 1998.

(4) The information has been confirmed to the Company by The TCW Group, Inc. on October 5, 1998.